

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2014

Via E-mail
Jean F. Rankin, Esq.
Executive Vice President, General
Counsel and Secretary
LSI Corporation
1110 American Parkway NE
Allentown, Pennsylvania 18109

> **Re: LSI Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 22, 2014**
> **File No. 001-10317**

Dear Ms. Rankin:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

No Solicitation of Acquisition Proposals, page 9

1.   We note your disclosure regarding standstill provisions in the merger agreement. Please expand your disclosure to state that you have agreed not to terminate, waive, amend or modify any standstill provision, and that you will enforce any such provision. Also discuss the potential impact of the restrictions of Section 6.03(e) of the merger agreement with regard to third parties seeking to submit a potentially superior proposal with whom you may enter into confidentiality agreements containing standstill provisions.

Background to the Merger, page 32

2.   We note your disclosure in this section regarding the decisions by Party A, Party B and Party C's to notify your representatives that these parties were "no longer interested in

pursuing" a transaction with you. Please expand to disclose the reasons cited by these parties as to why they determined not to submit indications of interest.

3.   We note your disclosure in the third full paragraph on page 37 that the strategic process to date had not resulted in any "other actionable proposals." This disclosure suggests that perhaps another party or multiple parties presented proposals that the board did not consider or otherwise rejected. Please clarify your disclosure and expand as necessary to describe the other proposals you received.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Mumford at 202-551-3637 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Marat Massen
                            Amr Razzak